

Mail Stop 7010

June 22, 2006

Daniel Slocum
President
Dispatch Auto Parts, Inc.
305 Roosevelt Road
East Rochester, NY 14445

>   **Re: Dispatch Auto Parts, Inc.**
>   **Amendment No. 3 to Form 10-SB**
>   **Filed June 2, 2006**
>   **File No. 0-51818**

Dear Mr. Slocum:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition, page 9

1. We reissue prior comment 13. Although you state there will be a monthly payment of $5,000 to Mr. Slocum for the next 12 months, you do not quantify any other costs relating to your plan of operation for the next twelve months. Also explain in detail how you calculated that it would require capital of approximately $50,000 to sustain operations in 2006 and $100,000 per year thereafter. See Item 303(a) of Regulation S-B.

2. We note your response to comment 14 of our letter dated May 18, 2006. To the extent available, please quantify and state in your document the costs associated with your company being a public reporting company.

Item 8. Description of Securities – Shares Eligible for Future Sale, page 19

3. We note your response to prior comment 20. Please clarify why these 245,000 shares are freely tradable and are not subject to the restrictions under Rule 144. For example, are these shares held by non-affiliates for more than two years?

   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   You may contact Ryan Rohn at (202) 551-3739 or in his absence, Nili Shah at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director